Notice to the Oslo Stock Exchange



P.O.Box 423 Skøyen, N-0213 Oslo, Norway
Telephone: +47-22 54 40 00
Telefax: +47-22 54 44 90
www.orkla.com


05005086

Ref.:
Rune Helland, VP Investor Relations, Tel: +47 22544411

Date: 28.12.04

ORK – Chips prospectus is now available

As previously announced Orkla will submit an offer for all remaining shares in the company Chips Abp, listed at Helsinki Stock Exchange. We have today notified Helsinki Stock Exchange that the prospectus is available for all shareholders. The prospectus and an information folder is available at www.orkla.com.